Investor Relations PRESS RELEASE

GRUPO TELEVISA ANNOUNCES EXPIRATION AND FINAL TENDER RESULTS FOR ITS PREVIOUSLY ANNOUNCED CASH TENDER OFFER

Mexico City, August 24, 2022—Grupo Televisa, S.A.B. (“Televisa,” the “Company,” “we,” “us” or “our”), announced today the final tender results of its previously announced tender offer to purchase for cash a maximum aggregate principal amount of up to US$300,000,000 of its 5.000% Notes due 2045 (the “2045 Notes”), 6.625% Notes due 2025 (the “2025 Notes”) and 5.250% Notes due 2049 (the “2049 Notes”), which was made upon the terms and subject to the conditions set forth in the offer to purchase dated July 27, 2022 (as amended or supplemented, the “Offer to Purchase”). We collectively refer to the outstanding debt securities listed in the table below as the “Notes” and to each of the listed outstanding debt securities as a “series” of Notes. We refer to our offer to purchase the Notes as the “Offer.” The Offer expired at 11:59 p.m. (New York City time) on August 23, 2022 (the “Expiration Date”). Capitalized terms used in this press release but not otherwise defined have the meanings given to them in the Offer to Purchase.
In connection with its previously announced Offer, US$3,072,000 aggregate principal amount of the 2025 Notes were validly tendered by holders of such Notes after 5:00 p.m. (New York City time) on August 9, 2022 (the “Early Tender Date”) and at or prior to the Expiration Date. In connection therewith, we are also increasing the 2025 Series Tender Cap from the previously announced US$130,508,000 to US$133,580,000 (as amended herein, the “2025 Series Tender Cap”). No additional 2045 Notes or 2049 Notes were tendered by holders of such Notes after the Early Tender Date and at or prior to the Expiration Date.
We reported the early tender results and the aggregate principal amount of Notes that we accepted for purchase on the Early Tender Date (the “Early Settlement Notes”) in our Form 6-K and press release filed with the Securities and Exchange Commission on August 11, 2022.
The following table sets forth certain information relating to the Notes and the Offer, including, among other things, the principal amount of Notes tendered on or prior to the Expiration Date and accepted in the Offer, excluding the Early Settlement Notes (the “Final Settlement Notes”). We were advised by Global Bondholder Services Corporation, as the tender agent and information agent for the Offer, that as of the Expiration Date, the aggregate principal amounts of the Final Settlement Notes specified in the table below were validly tendered.

Title of Security	CUSIP	ISIN	Principal Amount Outstanding(1)	Acceptance Priority Level	Late Tender Consideration(2)	SeriesTender Cap	Principal Amount Tendered and Accepted as of Expiration Date
5.000% Notes due 2045	40049 JBA4	US40049 JBA43	US$1,000,000,000	1	—	US$200,000,000	US$110,642,000

6.625% Notes due 2025	40049 JAV9	US40049 JAV98	US$400,000,000	2	US$1,029.52	US$133,580,000	US$133,580,000

5.250% Notes due 2049	40049 JBE6	US40049 JBE64	US$750,000,000	3	—	N/A	US$47,810,000
(1) Aggregate principal amount outstanding at commencement of the Offer.
(2) Per each US$1,000 principal amount of Notes validly tendered and accepted for purchase (exclusive of any accrued and unpaid interest from, and including, the last interest payment date for the relevant series of Notes up to, but excluding, the Final Settlement Date (as defined below) (“Accrued Interest”).

Overall, Televisa has accepted for purchase US$292,032,000 aggregate principal amount of the tendered Notes, consisting of US$288,960,000 in Early Settlement Notes previously paid for by Televisa on August 12, 2022 and US$3,072,000 in Final Settlement Notes, including US$110,642,000 aggregate principal amount of the 2045 Notes, US$133,580,000 aggregate principal amount of the 2025 Notes and US$47,810,000 aggregate principal amount of the 2049 Notes.

Televisa’s obligation to accept Notes tendered was subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase. All conditions to the Offer were deemed satisfied (or timely waived) by Televisa by the Expiration Date.  Accordingly, on August 25, 2022 (the “Final Settlement Date”), Televisa will pay for all Final Settlement Notes validly tendered at or prior to the Expiration Date and accepted for purchase by Televisa pursuant to the Offer. Holders who tendered Notes after the Expiration Date will not have any of their Notes accepted for purchase. Any tendered Notes not accepted for purchase will be returned or credited without expense to the Note holder’s account.
Holders who validly tendered their Notes on or prior to the Expiration Date and whose Notes have been accepted for purchase by Televisa pursuant to the Offer are eligible to receive the applicable Late Tender Consideration, as well as any Accrued Interest on their accepted Notes.
The aggregate Late Tender Consideration, excluding Accrued Interest, payable on the Final Settlement Date for Final Settlement Notes validly tendered on or prior to the Expiration Date and accepted in the Offer will be US$3,162,685.44.

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The Dealer Managers

Televisa retained Citigroup Global Markets Inc. and Santander Investment Securities Inc. to act as dealer managers in connection with the Offer (the “Dealer Managers”). Any questions or requests for assistance regarding the Offer may be directed to the Dealer Managers at their contact information set forth below.

Citigroup Global Markets Inc. 388 Greenwich Street, 4th Floor Trading New York, New York 10013 United States of America Attn: Liability Management Toll-Free: +1 800-558-3745 Collect: +1 212-723-6106	Santander Investment Securities Inc. 45 East 53 Street, 5th Floor, New York, New York 10022 United States of America Attn: Liability Management Toll-Free: +1 855-404-3636 Collect: +1 212-940-1442

The Tender Agent and the Information Agent
Copies of the Offer to Purchase may be obtained from Global Bondholder Services Corporation, the tender agent and the information agent for the Offer, at +1 (855) 654-2015 (toll-free) or +1 (212) 430-3774 (collect).

About Grupo Televisa
Televisa is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.
Disclaimer
This press release contains forward-looking statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx